Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
95% Principal Protection Absolute Return Barrier Notes	$5,000,000	$196.50
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated September 16, 2008)

95% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $5,000,000 Notes linked to the iShares MSCI EAFE Index Fund due September 18, 2009

Investment Description

95% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the iShares MSCI EAFE Index Fund (the “Underlying Fund”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the Underlying Fund while benefiting from any moderately positive or moderately negative performance of the Underlying Fund. If the Underlying Fund never closes a certain percentage above or below the Fund Starting Level (which percentage we refer to as the “Absolute Return Barrier”), at maturity you will receive your principal plus a return equal to the absolute value of the return on the Underlying Fund from the Trade Date to, and including, the Final Valuation Date. Otherwise, at maturity you will receive only 95% of your principal. Partial Principal Protection applies only if the Notes are held to maturity.

Features
☐	Hedging Opportunity — You have the potential to hedge your exposure to the constituent stocks of the Underlying Fund while benefiting from any moderately positive or moderately negative performance over the 12-month term of the Notes.
☐	Potential for Equity-Linked Performance — If the Underlying Fund never closes above the Upper Barrier or below the Lower Barrier during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 95.00% of your principal.
☐	Diversification — The Notes provide diversification within the equity portion of your portfolio through exposure to the iShares MSCI EAFE Index Fund.

Key Dates

Trade Date	September 17, 2008
Settlement Date	September 22, 2008
Final Valuation Date*	September 15, 2009
Maturity Date*	September 18, 2009
*	Subject to postponement in the event of a market disruption event, as described in the PPARN product supplement
Notes Offered

These preliminary terms relate to Notes linked to the iShares MSCI EAFE Index Fund. The Notes are offered at a minimum investment of one hundred Notes at $10.00 per Note (representing a $1000 investment), and multiples of $10.00, thereafter.

Underlying Fund	Absolute Return Barrier	Fund Starting Level	Upper Barrier	Lower Barrier	CUSIP	ISIN
iShares MSCI EAFE Index Fund	22.60%	$56.40	$69.15	$43.65	90264M467	US90264M4675

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the Principal Protection Absolute Return Barrier Notes (“PPARN”) product supplement relating to the Notes, the accompanying prospectus and this pricing supplement, except as described herein. The specific terms described for the offering of the Notes in this pricing supplement will govern application of the general terms described in the product supplement relating to the Notes and the accompanying prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the PPARN product supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Fund closes above the Upper Barrier or below the Lower Barrier on any single trading day during the Observation Period, you will receive only 95% of your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
iShares MSCI EAFE Index Fund	$5,000,000	$10.00	$62,500	$0.125	$4,937,500	$9.875

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated September 17, 2008

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARN product supplement dated September 16, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000787/v126287_690249-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “95% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARN product supplement” mean the UBS product supplement, dated September 16, 2008 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek a 12-month investment with a return linked to the absolute return of the Underlying Fund.
♦	You seek an investment that offers partial (95%) principal protection on the Notes when held to maturity.
♦	You believe that any appreciation or depreciation in the Underlying Fund over the Observation Period is unlikely to exceed on any trading day the Upper or Lower Barrier, the maximum gain on the Notes at maturity.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You believe that any appreciation or depreciation in the Underlying Fund over the Observation Period is likely to exceed on any trading day the Upper or Lower Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00
Principal Protection Percentage	95%
Term	12 months
Payment at Maturity (per Note)	If the Underlying Fund never closes above the Upper Fund Barrier or below the Lower Fund Barrier on any single trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Fund Return, calculated as follows:
$10.00 + ($10.00 × Absolute Fund Return)
If the Underlying Fund closes either above the Upper Barrier or below the Lower Barrier on any single trading day during the Observation Period, you will receive $9.50 (negative 5% total return)
Absolute Fund Return	Absolute value of: Fund Ending Level – Fund Starting Level Fund Starting Level
Fund Starting Level	$56.40, which is an intra-day level of the Underlying Fund on the trade date, as determined by the calculation agent.
Fund Ending Level	The closing level of the Underlying Fund on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Upper Barrier	$69.15, which is 22.60% above the Fund Starting Level
Lower Barrier	$43.65, which is 22.60% below the Fund Starting Level
Absolute Return Barrier	22.60%

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $9.50 per Note.

The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Fund closes above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period, you will receive only 95% of your principal.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note and are based on the following:

Principal Amount:	$10.00
Fund Starting Level:	$56.40
Principal Protection:	95% at maturity
Term:	12 Months
Absolute Return Barrier:	22.60%
Upper Barrier:	$69.15, which is 22.60% above the Fund Starting Level
Lower Barrier:	$43.65, which is 22.60% below the Fund Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Example 1 — If the return on the Underlying Fund over the Observation Period is 10% and the Underlying Fund never closed above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Fund Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Fund Return))
	=	$10.00 + ($10.00 × (100% × 10%))
	=	$11.00

Example 2 — If the return on the Underlying Fund over the Observation Period is -10% and the Underlying Fund never closed above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Fund Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Fund Return))
	=	$10.00 + ($10.00 × (100% × 10%))
	=	$11.00

Example 3 — If the Underlying Fund closed above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period with 95% principal protection, investors would only receive $9.50 at maturity for each Note (a negative 5% total return) regardless of the return on the Underlying Fund during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Underlying Fund Closing Outside Absolute Barrier**			Underlying Fund Closing Outside Absolute Return Barrier***
Underlying Fund Ending Level	Underlying Fund Return	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
$112.80	100%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
$101.52	80%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
$90.24	60%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
$78.96	40%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
$69.15	22.60%	$2.26	$12.26	22.60%	$0.00	$9.50	-5.00%
$64.86	15%	$1.50	$11.50	15.00%	$0.00	$9.50	-5.00%
$62.04	10%	$1.00	$11.00	10.00%	$0.00	$9.50	-5.00%
$59.22	5%	$0.50	$10.50	5.00%	$0.00	$9.50	-5.00%
$56.40	0%	$0.00	$10.00	0.00%	$0.00	$9.50	-5.00%
$53.58	-5%	$0.50	$10.50	5.00%	$0.00	$9.50	-5.00%
$50.76	-10%	$1.00	$11.00	10.00%	$0.00	$9.50	-5.00%
$47.94	-15%	$1.50	$11.50	15.00%	$0.00	$9.50	-5.00%
$43.65	-22.60%	$2.26	$11.65	22.60%	$0.00	$9.50	-5.00%
$33.84	-40%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
$22.56	-60%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
$11.28	-80%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
$0.00	-100%	N/A	N/A	N/A	$0.00	$9.50	-5.00%
*	Percentages have been rounded for ease of analysis
**	Calculation assumes that the Underlying Fund never closes above the Upper Barrier or below the Lower Barrier on any single trading day during the Observation Period
***	Calculation assumes that the Underlying Fund closes above the Upper Barrier or below the Lower Barrier on any single trading day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Partial Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least 95% of principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Fund and will depend on whether the Underlying Fund closes above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period. You will receive no more than 95% of principal amount of your Notes if the Underlying Fund closes above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period.
♦	The Upper Barrier and Lower Barrier limit your potential return — The appreciation potential of the Notes is limited to the applicable Upper Barrier, if the Underlying Fund appreciates, and to the applicable Lower Barrier, if the Underlying Fund depreciates, regardless of the performance of the Underlying Fund.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Underlying Fund.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Notes is not the same as owning the Underlying Fund constituents — The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Fund constituents. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors including the level or price of the Underlying Fund, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The partial principal protection and potential Absolute Fund Return will only apply at maturity and the market price of the Notes prior to maturity may not directly correspond with the Absolute Fund Return of the Underlying Fund.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Fund, may adversely affect the market price of the Underlying Fund and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Fund, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the payment at maturity based on observed levels of the Underlying Fund in the market. The calculation agent can postpone the determination of the Observed Fund Level or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the Underlying Fund or the stocks included in such index, and therefore the market value of the Notes.
♦	Non-U.S. Securities Markets Risks — The Underlying Fund constituents include stocks issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks that may have a negative impact on the performance of the Notes linked to the Underlying Fund.

Risks Specific to the Underlying Fund
♦	Single ETF risk — The level of the Underlying Fund can rise or fall sharply due to factors specific to the Underlying Fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose common shares make up the components of the Underlying Fund, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	Concentration risk — To the extent that the Underlying Fund’s portfolio is concentrated in the securities of companies in a particular market, industry, group of industries, sector or asset class, the Underlying Fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class.
♦	Currency risk — Because the Underlying Fund’s net asset value (“NAV”) is determined on the basis of the U.S. dollar, you may lose money if you invest in the Underlying Fund if the currency of a foreign market depreciates against the U.S. dollar, even if the local currency value of the Underlying Fund’s holdings in that market increases.
♦	Geographic risk — Some markets in which the Underlying Fund invests are located in parts of the world that have historically been prone to natural disasters such as earthquakes, volcanoes or tsunamis or are economically sensitive to environmental events. Any such event could cause a significant impact on their respective economies and investments in these countries.
♦	Management risk — The Underlying Fund may be subject to management risk because the Underlying Fund does not fully replicate the MSCI EAFE® Index (the “Index”) and may hold securities that are not included in the Index. Management risk is the risk that the investment strategy of Barclays Global Fund Advisors (“BGFA”) (the Underlying Fund’s investment advisor), the implementation of which is subject to a number of constraints, may not produce the intended results. The Underlying Fund is managed in a manner that seeks to track the Index and is therefore subject to passive investment risk.
♦	Shares of the Underlying Fund will trade at prices other than NAV — Shares of the Underlying Fund trade on exchanges at prices at, above or below their most recent NAV. The per share NAV of the Underlying Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Underlying Fund’s holdings since the most recent calculation. The trading prices of the Underlying Fund’s shares fluctuate continuously throughout trading hours based on market supply and demand rather than NAV. The trading prices of the Underlying Fund’s shares may deviate significantly from NAV during periods of market volatility. ANY OF THESE FACTORS MAY LEAD TO THE UNDERLYING FUND’S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV.
♦	Non-diversification risk — The Underlying Fund is classified as “non-diversified.” A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the Underlying Fund may be more susceptible to the risks associated with these particular companies or to a single economic, political or regulatory occurrence affecting these companies.
♦	Passive investments risk — The Underlying Fund is not actively managed. The Underlying Fund may be affected by a general decline in the stock market segments or foreign market segments relating to the Index. The Underlying Fund invests in the securities included in, or representative of, the Index regardless of their investment merits. BGFA does not attempt to take defensive positions in declining markets.

The iShares MSCI EAFE Index Fund

We have derived all information contained in this pricing supplement regarding the iShares MSCI EAFE Index Fund (the “Underlying Fund”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares, Inc. (iShares). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. Historical performance of the Underlying Fund is not an indication of future performance. Future performance of the Underlying Fund may differ significantly from historical performance, either positively or negatively. The Underlying Fund is an investment portfolio maintained and managed by iShares and advised by Barclays Global Fund Advisors (“BGFA”). iShares is a registered investment company that consists of numerous separate investment portfolios, including the Underlying Fund. The shares of the Underlying Fund are listed and trade at market prices on a national securities exchange such as Amex, the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol “EFA”.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement, or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the Notes, you should undertake an independent investigation of the Underlying Fund as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The MSCI EAFE® Index (the “Index”) is calculated by or on behalf of MSCI. MSCI does not issue, sponsor, endorse, sell or promote the Underlying Fund. MSCI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. MSCI has no obligation or liability in connection with the operation, marketing or sale of the Notes.

The Underlying Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index (the “Index”). The Underlying Fund’s investment objective and the Index may be changed without shareholder approval.

The Index is sponsored by an organization (the “Index Provider”) that is independent of the Underlying Fund and Barclays Global Fund Advisors (“BGFA”), the investment advisor to the Underlying Fund. The Index Provider determines the relative weightings of the securities in the Index and publishes information regarding the market value of the Index. The Underlying Fund’s Index Provider is MSCI Inc. (“MSCI”).

The Underlying Fund will concentrate its investments in a particular industry or geographic region to approximately the same extent the Index is so concentrated.

BGFA uses a “passive” or indexing approach to try to achieve the Underlying Fund’s investment objective. Unlike many investment companies, the Underlying Fund does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued.

The Underlying Fund generally will invest at least 90% of its assets in the securities of the Index or in American Depositary Receipts (“ADRs”), or other depositary receipts representing securities in the Index. The Underlying Fund may invest the remainder of its assets in securities not included in the Index, but which BGFA believes will help the Underlying Fund track the Index. The Underlying Fund also may invest its other assets in futures contracts, options on futures contracts, options, and swaps related to the Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.

As of August 29, 2008, the sector breakdown of the Underlying Fund was: 25.46% financials, 11.96% industrials, 10.20% materials, 10.16% consumer discretionary, 8.46% energy, 8.31% consumer staples, 7.81% health care, 6.27% utilities, 5.62% telecommunication services and 5.28% information technology. As of August 29, 2008 the Underlying Fund’s top ten holdings and the percentage that such holdings represented in the total holdings of the Underlying Fund were: HSBC Holdings Plc (1.60%), BP Plc (1.57%), Nestle SA-Reg (1.51%), Total SA (1.37%), Vodafone Group Plc (1.19%), Glaxosmithkline Plc (1.12%), Novartis AG-Reg (1.10%), Royal Dutch Shell Plc-A shares (1.08%), Toyota Motor Corp. (1.04)% and BHP Billiton Ltd. (1.04)%. As of June 30, 2008, the Fund had holdings in the following countries: United Kingdom, Japan, France, Germany, Switzerland, Australia, Spain, Italy, Netherlands, Hong Kong, Sweden, Finland, Singapore, Norway, Denmark, Belgium, Austria, Ireland, Greece, Portugal, United States.

Historical Information

The following table sets forth the quarterly high and low closing prices for the Underlying Fund, based on daily closing prices on the NYSE Arca, as reported by Bloomberg L.P. The closing level of the Underlying Fund on September 17, 2008 was $55.21.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004*	3/31/2004	$48.09	$45.06	$47.23
4/1/2004	6/30/2004	$48.04	$43.41	$47.67
7/1/2004	9/30/2004	$47.49	$44.60	$47.16
10/1/2004	12/31/2004	$53.36	$47.18	$53.30
1/3/2005	3/31/2005	$55.27	$51.18	$52.92
4/1/2005	6/30/2005	$53.87	$51.33	$52.35
7/1/2005	9/30/2005	$58.50	$52.05	$58.09
10/3/2005	12/30/2005	$60.91	$54.72	$59.42
1/3/2006	3/31/2006	$65.40	$60.33	$64.99
4/3/2006	6/30/2006	$70.58	$59.60	$65.35
7/3/2006	9/29/2006	$68.46	$61.62	$67.78
10/2/2006	12/29/2006	$74.31	$68.07	$73.26
1/3/2007	3/30/2007	$76.94	$70.95	$76.27
4/2/2007	6/29/2007	$81.79	$77.45	$80.63
7/2/2007	9/28/2007	$83.77	$73.70	$82.56
10/1/2007	12/31/2007	$86.18	$78.22	$78.50
1/2/2008	3/31/2008	$78.35	$68.31	$71.90
4/1/2008	6/30/2008	$78.52	$66.75	$68.70
7/1/2008	9/17/2008**	68.04**	55.21**	55.21**
*	The underlying Fund was launched on August 14, 2001.
**	As of the date of this pricing supplement, available information for the third calendar quarter of 2008 includes data for the period from August 1, 2008 through September 17, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2008.

The graph below illustrates the performance of the Underlying Fund from 08/31/01 to 09/17/08, as well as the Upper Barrier and the Lower Barrier, assuming a Fund Starting Level of $56.40, which was the intra-day level as determined by the calculation agent of the Underlying Fund on September 17, 2008, and an Upper Barrier of 22.60% and a Lower Barrier of 77.40%.

Source: Bloomberg L.P.
Historical levels of the Underlying Fund should not be taken as an indication of future performance.

MSCI EAFE® Index

All information regarding the MSCI EAFE® Index (the “Index”) contained in this pricing supplement, including, without limitation, the make-up, method of calculation and changes in the components of the Index, is derived from publicly available information. Such information reflects the policies of, and is subject to change by MSCI Inc. (“MSCI”). We do not assume any responsibility for the accuracy or completeness of such information. MSCI has no obligation to continue to publish any such index, and may discontinue publication of the Index.

The Index is published by Morgan Stanley Capital International Inc. The Index has been developed by MSCI as an equity benchmark for international stock performance. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. Component companies are adjusted for available float and must meet objective criteria for inclusion to the Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indexes quarterly. The securities included in the Index are chosen based on industry group and country. As of September 17, 2008, the Index consisted of securities of the following 25 jurisdictions Australia, Austria, Belgium, Bermuda, China, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Jersey, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

MSCI undertakes an index construction process which involves: (i) defining the equity universe, (ii) adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors, (iii) classifying the universe of securities under the Global Industry Classification Standard (which provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indices) and (iv) selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Maintenance of the Index can be described by the following three categories of implementation of changes: (i) annual full country index reviews that systematically reassess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable, (ii) quarterly index reviews, aimed at promptly reflecting other significant market events and (iii) ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the Index rapidly as they occur.

Information relating to the Index from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the Notes, you should undertake an independent investigation of the Index as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

License Agreement with MSCI

MSCI and UBS have agreed to enter into a non-exclusive license agreement providing for the license to UBS, and certain of its affiliates, in exchange for a fee, of the right to use the MSCI Indices, including the MSCI-EM Index, in connection with securities, including the Notes. The MSCI Indices are owned and published by MSCI.

The Notes are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes or the ability of the MSCI Indices to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Indices, which is determined, composed and calculated by MSCI without regard to the Notes or UBS. MSCI has no obligation to take the needs of UBS or the owners of this security into consideration in determining, composing or calculating the MSCI Indices. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of this security or in the determination or calculation of the equation by which this security is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the Notes in connection with the administration, marketing or trading of the Notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the Notes, or any other person or entity, should use or refer to MSCI’s trade name, trade mark or service mark rights to the designations “Morgan Stanley Capital International®,” “MSCI®,” “Morgan Stanley Capital International Perspective®,” to sponsor, endorse, market or promote the Notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Supplemental U.S. Tax Considerations” in the attached PPARN product supplement. As described on page PS-36 of the PPARN product supplement, it applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules. The discussion below is only applicable to you if your taxable year does not end on a day that is between the Final Valuation Date and the Maturity Date.

Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. Our tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes and the treatment described below is a reasonable treatment of your Notes for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such.

Initial Purchasers.  The Notes should be treated as debt for U.S. federal income tax purposes. Accordingly, if you are an initial purchaser of the Notes, upon the maturity of your Notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your Notes at such time and the amount you paid for your Notes.

Upon a sale or exchange of your Notes, you should recognize gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange. Any gain or loss you recognize upon such a sale or exchange should be short-term capital gain or loss, unless you sell or exchange your notes between the Final Valuation Date and the Maturity Date, in which case any gain that you recognize should generally be treated as ordinary income and any loss that you recognize should be a short-term capital loss. The deductibility of capital losses is subject to limitations.

Secondary Purchasers.  If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that (i) if you purchase your Notes at a discount from their principal amount and hold them until maturity, you should recognize a short-term capital gain upon the maturity of your Notes in respect of the difference between the principal amount of your Notes and the amount you paid for your Notes, and (ii) if you purchase your Notes at a discount from their principal amount and sell or exchange them between the Final Valuation Date and the Maturity Date, any gain that you recognize upon such sale should be treated as a short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes.

Alternatively, if your Notes were treated as long-term debt for U.S. federal income tax purposes (because of the possibility that the term of the Note could go beyond one year in the case of a market disruption event), they would be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Supplemental U.S. Tax Considerations” in the accompanying PPARN product supplement.

Alternative Treatments.  The application of the short-term debt rules to the Notes is not entirely clear and alternative treatments are possible. For example, it is possible that interest should be treated as accruing over the term of the Notes, in which case such accrued interest would be treated in the manner described under “U.S. Tax Considerations — Taxation of Debt Securities — Short-Term Debt Securities” in the prospectus. The rules for how such interest might accrue are unclear, but may be analogous to the rules for accruing interest on a contingent payment debt obligation. For a discussion of the rules governing contingent payment debt obligations, please see the PPARN prospectus supplement under the heading “Supplemental U.S. Tax Considerations.”

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ Equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 exchange rate in effect as of June 30, 2008.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.